Suite 1919, 45 Rockefeller Plaza

630 Fifth Avenue

New York, NY 10111, USA

T: (1-737) 215-8491

F: (1-917) 672-3642

junheny@junhe.com

VIA EDGAR

January 30, 2024

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas Nalbantian,

Re:	Creative Global Technology Holdings Ltd (the “Company”)

Amendment No.4 to Registration Statement on Form F-1

Filed on January 16, 2024

CIK No. 0001967822

Ladies and Gentlemen:

On behalf of our client, Creative Global Technology Holdings Ltd (the “Company”), a company incorporated in the Cayman Islands, we are submitting to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated January 26, 2024 (the “Comment Letter”) on the Company’s Amendment No.4 to Registration Statement on Form F-1 filed on January 16, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting via EDGAR Amendment No.5 to Registration Statement (the “Revised Registration Statement”). The Company has responded to all of the Staff’s comment by revising the Registration Statement to address the comment, or by providing an explanation if the Company has not so revised the Registration Statement. For ease of reference, each comment contained in the Comment Letter is printed below in bold, followed by the Company’s responses to such comment. All page references in the responses set forth below refer to the page numbers in the Revised Registration Statement.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Currency Exchange Risk, page 72

1.	We note your references to American Depositary Shares. However, the rest of your registration statement discloses the registration of ordinary shares. Please amend your registration statement to clarify this discrepancy.

In response to the Staff’s comment, the Company has revised the disclosures on page 72 of the Revised Registration Statement.

2.	We note that the Resale Prospectus Summary contemplates the same offering price range as the Prospectus Cover Page. Please confirm the price range within which the selling shareholder will offer its ordinary shares and revise the Resale Prospectus Cover Page as applicable. Refer to Item 501(b)(3) of Regulation S-K. In the alternative, please revise and confirm that the selling shareholder will not make any offers or sales until the ordinary shares are listed on Nasdaq, and revise your Resale Prospectus Cover Page to clarify that such selling shareholder will then sell its ordinary shares at market prices once trading of your ordinary shares begins. Lastly, please revise the Resale Prospectus Summary and Selling Shareholder Plan of Distribution sections to align with the Resale Prospectus Cover Page which details that the offering is contingent on the company’s Nasdaq listing.

In response to the Staff’s comment, the Company confirms that the selling shareholder will not make any offers or sales until the ordinary shares are listed on Nasdaq and has revised the disclosures on the Resale Prospectus Cover Page, Alt-1, and Alt-4 accordingly. The Company has also revised the disclosures on the Resale Prospectus Cover Page to clarify that the selling shareholder will then sell its ordinary shares at market prices once trading of the Company’s ordinary shares begins. The Company has also revised the disclosures on pages Alt-1 and Alt-4 of the Revised Registration Statement to reflect that the offering is contingent on the Company’s Nasdaq listing.

3.	We note that the disclosure describing the exemptions to the Nasdaq corporate governance rules deviate between the Prospectus Cover Page and the Resale Prospectus Cover Page. Please reconcile.

In response to the Staff’s comment, the Company has revised the disclosures on the Resale Prospectus Cover Page of the Revised Registration Statement.

If you have any questions regarding this submission, please contact Lan Lou at (917) 661-8175 or loul@junhe.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ Lan Lou
Lan Lou
Partner
Jun He Law Offices LLC

cc:

Shangzhao (“Cizar”) Hong, Director and Chief Executive Officer, Creative Global

Technology Holdings Limited

Edward Chen, Partner, Wei, Wei & Co.

Michael J. Blankenship, Winston & Strawn LLP